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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*



                      OLYMPIC CASCADE FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    68158N106
                        -------------------------------
                                 (CUSIP Number)

                 Mr. Mark Roth, Olympic Cascade Financial Corp.
            1001 Fourth Avenue, Suite 2200, Seattle, Washington 98154
                                 (206) 622-7200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------------------------   ------------------------------------
CUSIP NO. 68158N106                            PAGE  2    OF   3    PAGES
-----------------------------------------   ------------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Marshall S. Geller
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                      (b)[ ]
        N/A
--------------------------------------------------------------------------------
    3   SEC USE ONLY


--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

        N/A
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                                 ---

                       ---------------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      99,315 (See Item 6 of Attachment)
       OWNED BY EACH
         REPORTING     ---------------------------------------------------------
        PERSON WITH             9        SOLE DISPOSITIVE POWER

                                         99,315
                       ---------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                                  ---
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             99,315
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     [ ]

             N/A
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 3

ITEM 1.  SECURITY AND ISSUER
The class of equity securities to which this statement relates is the Common Stock of Olympic Cascade Financial Corporation (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND
The name of the individual filing this statement is Marshall Geller with business address of 1875 Century Park East, Suite 2200, Los Angeles, California 90067. Mr. Geller's principal occupation is that of a principal of Geller & Friend Capital Partners.

During the last five years, Mr. Geller has not been convicted in a criminal proceeding.

During the last five years, Mr. Geller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future federal or state securities laws or finding any violation with respect to such laws.

Mr. Geller is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
Securities received in exchange for the transfer to the Issuer of all of the reporting person's interest in L.H. Friend, Weinress, Frankson & Presson, Inc. (the "Target").

ITEM 4.  PURPOSE OF TRANSACTION
See item 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Per inquiry of the Issuer, 1,355,367 shares are outstanding at time of filing. Reporting person owns 99,315 shares or 7.4%.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The reporting person has entered into a Voting Agreement with the Issuer pursuant to which the reporting person agrees to vote all of his shares owned in favor of the election of persons nominated by the board of directors of the Issuer to serve on the board.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
Exhibit 7.1 - Voting Agreement dated March 7, 1997 by and among certain stockholders of the Target and the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 1, 1997
-----------------
Date

Signature:


/s/ Marshall S. Geller
--------------------------
Marshall S. Geller



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